PRICER

08013108

PRESS RELEASE

from Pricer AB (publ) 27 April 2006

Joint press release by Pricer AB and TOSHIBA TEC

TOSHIBA TEC Europe to integrate and resell Pricer's ESL system in their retail offering

Electronic Shelf Label (ESL) systems enable retail pricing flexibility, serve the customers better, and help cut costs by streamlining in-store operations

TOSHIBA TEC, a global manufacturer of retail and industrial information systems, and Pricer, the leading manufacturer of Electronic Shelf Label technology, signed a strategic partnership under which TOSHIBA TEC will distribute and support the Pricer ESL technology in key European markets, including Belgium, France, the Netherlands, Spain, Portugal, Ireland and Germany.

The Pricer Electronic Shelf Label system automates the work of changing prices, which used to be managed by hand in stores. Price changes can be carried out both on the shelf labels and at the point of sale simultaneously, guarantying price integrity for the store. The system also facilitates strategic pricing and campaign pricing. Furthermore, because of the system's integration with store systems, vital store information, such as stock levels and next shipment dates, can be displayed on demand at the shelf edge for store employees.

This agreement builds on TOSHIBA TEC's previously announced agreement with Pricer wherein TOSHIBA TEC installed and supported specific European accounts since the 1990s in Belgium and in France. In 2004, TOSHIBA TEC was awarded a contract by Metro for the maintenance and support of the Pricer solution installed nationwide in Metro's German Cash & Carry format.

The reseller agreement allows Pricer to increase their presence in the growing European ESL market and allows TOSHIBA TEC to bundle a wireless display platform with the storeMate retail technology solution suite.

"The Pricer ESL system is renowned for its high quality and longevity. Some of our installations have been running for eight years now. Our alliance with Pricer confirms our commitment in best-of-breed technology as well as trust in reliable partners. This agreement enables TOSHIBA TEC to integrate the most comprehensive wireless display platform with our new storeMate retail solution and offer retailers a clear road map to future wireless display", says Karel Vanderheyden, Business Development Manager, TOSHIBA TEC Europe. In addition, TOSHIBA TEC will work with Pricer's direct sales force to identify sales opportunities where TOSHIBA TEC can add strong value.

Charles Jackson, head of international sales for Pricer Group, said the alliance will help Pricer deliver the benefits of its ESL over the entire European market: "Our aim is to meet the European market expansion with the highest levels of deployment and support services that our customers demand."

TOSHIBA TEC and Pricer were recently awarded a two-year exclusive ESL supplier contract with Spar in Belgium.

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For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

__Pricer__, founded in 1991 in Sweden, is a leading supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.

With the widest product range on the market, Pricer's ESL systems are installed in more than 1 300 stores on three continents. Customers include the second largest retail chain in the world and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer´s website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

__TOSHIBA TEC Europe__ has earned a reputation as a leading manufacturer of retail and industrial information systems through product development that aims to anticipate and uncover potential customer needs, resulting in products that provide real value and benefits to the user.

As a total solution provider, TOSHIBA TEC Europe offers a complete package from consulting and system design to system installation, operation and maintenance of point of sale systems, cash registers, scales, barcode printers, peripherals and software information systems.

TOSHIBA TEC Corporation has a global turnover of 355 billion yen. TOSHIBA TEC's majority shareholder is the TOSHIBA Corporation, which provides TOSHIBA TEC with the support of a worldwide organisation with a strong presence in four continents

TOSHIBA TEC Europe
rue de la Celideestraat, 33
BE-1080 Brussels
Belgium

Website: www.toshibatec-eu.com
Telephone: +32 (0)2 410 21 00